UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2801 N Harwood St, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,427,249
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,427,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,427,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

CUSIP No. 70432V102

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,630,210
	8.	Shared Voting Power 3,446,983 (1)
	9.	Sole Dispositive Power 2,630,210
	10.	Shared Dispositive Power 3,446,983 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,077,193
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (a) 3,427,249 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 328 shares of Common Stock owned by the ALR Trust, (d) 328 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,087 shares of Common Stock owned by the RWP Trust, (g) 1,087 shares of Common Stock owned by the LWR Trust, (h) 1,087 shares of Common Stock owned by the KGR Trust, (i) 1,087 shares of Common Stock owned by the SER Trust, (j) 1,087 shares of Common Stock owned by the CBP Trust, and (k) 1,087 shares of Common Stock owned by the FPR Trust.

(2)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

This Amendment No. 18 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“The information set forth in the second paragraph of Item 6 of this Amendment is incorporated by reference into this Item 3.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On December 12, 2024, Ernest Group entered into a Sales Plan (the “December 2024 10b5-1 Plan”) with JPMS, pursuant to which JPMS is authorized to sell up to 600,000 shares of Common Stock on behalf of Ernest Group during the period beginning on the later of (i) March 13, 2025 and (ii) the third trading day following disclosure of the Issuer’s financial results on Form 10-K for the year ended December 31, 2024, and ending September 13, 2025, subject to earlier termination in accordance with the terms of the December 2024 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the December 2024 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the December 2024 10b5-1 Plan. The December 2024 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the December 2024 10b5-1 Plan is qualified in its entirety by reference to the full text of the December 2024 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of December 13, 2024, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,427,249		5.9	% (1)	0	3,427,249		0	3,427,249
Chad Richison	6,077,193	(2)	10.5	% (1)	2,630,210	3,446,983	(3)	2,630,210	3,446,983	(3)

(1)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

(2)

Consists of (a) 2,630,210 shares of Common Stock owned by Mr. Richison, (b) 3,427,249 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 328 shares of Common Stock owned by the ALR Trust, (e) 328 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 1,087 shares of Common Stock owned by the RWP Trust, (h) 1,087 shares of Common Stock owned by the LWR Trust, (i) 1,087 shares of Common Stock owned by the KGR Trust, (j) 1,087 shares of Common Stock owned by the SER Trust, (k) 1,087 shares of Common Stock owned by the CBP Trust, and (l) 1,087 shares of Common Stock owned by the FPR Trust.

(3)

Consists of (a) 3,427,249 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 328 shares of Common Stock owned by the ALR Trust, (d) 328 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,087 shares of Common Stock owned by the RWP Trust, (g) 1,087 shares of Common Stock owned by the LWR Trust, (h) 1,087 shares of Common Stock owned by the KGR Trust, (i) 1,087 shares of Common Stock owned by the SER Trust, (j) 1,087 shares of Common Stock owned by the CBP Trust, and (k) 1,087 shares of Common Stock owned by the FPR Trust.

(c)

Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Gift Transfers

On November 26, 2024, Mr. Richison gifted 100,000 shares of Common Stock to a non-profit organization. On December 4, 2024, Mr. Richison gifted 600 shares of Common Stock to various recipients. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to these transactions

On December 4, 2024, Mr. Richison gifted 75 shares of Common Stock to each of the FPR Trust, the RWP Trust, the LWR Trust, the KGR Trust, the SER Trust, the CBP Trust, the ALR Trust and the IDR Trust. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to these transactions.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated August 10, 2023, by and between Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).

99.2	Letter Agreement, by and between the Issuer and Chad Richison, dated February 7, 2024 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 7, 2024).

99.3*	Form of Sales Plan, dated December 12, 2024, by and between Ernest Group, Inc. and J.P. Morgan Securities LLC.”

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison Title: Director

CHAD RICHISON

/s/ Chad Richison

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

With respect to certain sales transactions reported below, the amount reported in the “Price Per Share” column is a weighted average price. The shares of Common Stock were sold in multiple transactions at prices within the range reported in the “Price Range” column. The Reporting Persons undertake to provide to the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Price Range	Description of Transaction
11/07/2024	Chad Richison	(945)	$227.55	$226.97 - $227.93	Sale pursuant to a 10b5-1 plan
11/07/2024	Chad Richison	(790)	$228.30	$227.97 - $228.94	Sale pursuant to a 10b5-1 plan
11/07/2024	Chad Richison	(191)	$229.32	$229.05 - $229.83	Sale pursuant to a 10b5-1 plan
11/07/2024	Chad Richison	(24)	$230.70	N/A	Sale pursuant to a 10b5-1 plan
11/07/2024	Ernest Group, Inc.	(945)	$227.55	$226.97 - $227.93	Sale pursuant to a 10b5-1 plan
11/07/2024	Ernest Group, Inc.	(790)	$228.30	$227.97 - $228.94	Sale pursuant to a 10b5-1 plan
11/07/2024	Ernest Group, Inc.	(190)	$229.32	$229.05 - $229.83	Sale pursuant to a 10b5-1 plan
11/07/2024	Ernest Group, Inc.	(25)	$230.70	N/A	Sale pursuant to a 10b5-1 plan
11/08/2024	Chad Richison	(195)	$224.73	$224.25 - $225.23	Sale pursuant to a 10b5-1 plan
11/08/2024	Chad Richison	(530)	$225.83	$225.25 - $226.24	Sale pursuant to a 10b5-1 plan
11/08/2024	Chad Richison	(468)	$226.63	$226.24 - $227.08	Sale pursuant to a 10b5-1 plan
11/08/2024	Chad Richison	(757)	$227.48	$227.08 - $228.06	Sale pursuant to a 10b5-1 plan
11/08/2024	Ernest Group, Inc.	(195)	$224.73	$224.25 - $225.23	Sale pursuant to a 10b5-1 plan
11/08/2024	Ernest Group, Inc.	(530)	$225.83	$225.25 - $226.24	Sale pursuant to a 10b5-1 plan
11/08/2024	Ernest Group, Inc.	(468)	$226.63	$226.24 - $227.08	Sale pursuant to a 10b5-1 plan
11/08/2024	Ernest Group, Inc.	(757)	$227.48	$227.08 - $228.06	Sale pursuant to a 10b5-1 plan
11/11/2024	Chad Richison	(150)	$226.19	$225.92 - $226.33	Sale pursuant to a 10b5-1 plan
11/11/2024	Chad Richison	(849)	$227.75	$227.35 - $228.22	Sale pursuant to a 10b5-1 plan
11/11/2024	Chad Richison	(551)	$228.66	$228.23 - $229.21	Sale pursuant to a 10b5-1 plan
11/11/2024	Chad Richison	(400)	$230.13	$229.81 - $230.54	Sale pursuant to a 10b5-1 plan
11/11/2024	Ernest Group, Inc.	(149)	$226.19	$225.92 - $226.33	Sale pursuant to a 10b5-1 plan
11/11/2024	Ernest Group, Inc.	(850)	$227.75	$227.35 - $228.22	Sale pursuant to a 10b5-1 plan
11/11/2024	Ernest Group, Inc.	(551)	$228.66	$228.23 - $229.21	Sale pursuant to a 10b5-1 plan

11/11/2024	Ernest Group, Inc.	(400)	$230.13	$229.81 - $230.54	Sale pursuant to a 10b5-1 plan
11/12/2024	Chad Richison	(381)	$227.34	$226.92 - $227.73	Sale pursuant to a 10b5-1 plan
11/12/2024	Chad Richison	(630)	$228.43	$227.90 - $228.89	Sale pursuant to a 10b5-1 plan
11/12/2024	Chad Richison	(841)	$229.26	$228.90 - $229.79	Sale pursuant to a 10b5-1 plan
11/12/2024	Chad Richison	(98)	$229.85	$229.81 - $230.01	Sale pursuant to a 10b5-1 plan
11/12/2024	Ernest Group, Inc.	(381)	$227.34	$226.92 - $227.73	Sale pursuant to a 10b5-1 plan
11/12/2024	Ernest Group, Inc.	(630)	$228.43	$227.90 - $228.89	Sale pursuant to a 10b5-1 plan
11/12/2024	Ernest Group, Inc.	(841)	$229.26	$228.90 - $229.79	Sale pursuant to a 10b5-1 plan
11/12/2024	Ernest Group, Inc.	(98)	$229.85	$229.81 - $230.01	Sale pursuant to a 10b5-1 plan
11/13/2024	Chad Richison	(447)	$227.56	$227.37 - $228.00	Sale pursuant to a 10b5-1 plan
11/13/2024	Chad Richison	(781)	$229.07	$228.58 - $229.52	Sale pursuant to a 10b5-1 plan
11/13/2024	Chad Richison	(714)	$230.06	$229.57 - $230.51	Sale pursuant to a 10b5-1 plan
11/13/2024	Chad Richison	(8)	$230.80	$230.57 - $230.87	Sale pursuant to a 10b5-1 plan
11/13/2024	Ernest Group, Inc.	(447)	$227.56	$227.37 - $228.00	Sale pursuant to a 10b5-1 plan
11/13/2024	Ernest Group, Inc.	(781)	$229.07	$228.58 - $229.52	Sale pursuant to a 10b5-1 plan
11/13/2024	Ernest Group, Inc.	(714)	$230.06	$229.57 - $230.51	Sale pursuant to a 10b5-1 plan
11/13/2024	Ernest Group, Inc.	(8)	$230.80	$230.57 - $230.87	Sale pursuant to a 10b5-1 plan
11/26/2024	Chad Richison	(100,000)	N/A	N/A	Gift of securities
12/4/2024	Chad Richison	(1,200)	N/A	N/A	Gift of securities
12/4/2024	Faye Penelope Richison 2023 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Rome West Pedersen 2023 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Lane West Richison 2022 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Kase Gabriel Richison 2022 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/4/2024	Sage Elizabeth Richison 2022 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Charles Banks Pedersen 2022 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Ava L. Richison 2012 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
12/4/2024	Ian D. Richison 2012 Irrevocable Trust	75	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock